BANKERS TRUST COMPANY
One Bankers Trust Plaza
New York, New York  10006


Don R. De Souza                         Mailing Address:
Vice President                          P.O. Box 318
Telephone: 212-250-2216                 Church Street Station
                                        New York, NY 10008


                                        February 17, 1994



Securities and Exchange Commission
SEC Document Control
450 Fifth Street, N.W.
Washington, DC  20549
Attn:  Filing Desk


Dear Sirs:

     Re:  Revised filing of Schedule 13G on
          Martin Marietta Corporation


Enclosed is a revised copy of the Schedule 13g filed via EDGAR on February 14, 1994 by Bankers Trust New York Corporation and its wholly-owned subsidiary, Bankers Trust Company, pertaining to its holdings in the equity securities of Martin Marietta Corporation. Please note the revisions indicated by an ASTERISK (*) on page 2, item 7, and page 5, item 4b and item 4c (iii).

Please acknowledge your receipt of this letter and the REVISED
Schedule 13G filing submission through the EDGAR-Link System software, by E-Mail confirmation.

                                        Sincerely,

                                        /s/Don R. De Souza



Enclosures

            SECURITIES AND EXCHANGE COMMISSION
                  Washington, D.C.  20549


                       SCHEDULE 13G


         Under the Securities Exchange Act of 1934
                   (Amendment No.  4 )*
                                 ____

                Martin Marietta Corporation
          _______________________________________
                      NAME OF ISSUER:
              Common Stock (Par Value $1.00)
          _______________________________________
               TITLE OF CLASS OF SECURITIES
                         572900108
          _______________________________________
                       CUSIP NUMBER


     Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item
     1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


             (Continued on following page(s))

                     Page 1 of 6 Pages

CUSIP No. 572900108                     Page 2 of 6 Pages


1.NAME OF REPORTING PERSON
  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

  Bankers Trust New York Corporation and Its Wholly Owned
  Subsidiary, Bankers Trust Company, as Trustee for various
  trusts, and employee benefit plans   13-6180473

2.CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
          (A)  [ ]
          (B)  [X]

3.SEC USE ONLY


4.CITIZENSHIP OR PLACE OF ORGANIZATION

  Both Bankers Trust New York Corporation and Bankers Trust
  Company are New York Corporations.

 NUMBER OF     5. SOLE VOTING POWER

  SHARES            1,023,011

BENEFICIALLY   6. SHARED VOTING POWER

 OWNED BY           0

  EACH         7. SOLE DISPOSITIVE POWER

REPORTING           1,833,155 (*)

 PERSON        8. SHARED DISPOSITIVE POWER

  WITH              0

9.AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    1,833,155

10.CHECK BOX IF THE AGGREGATE AMOUNT IN ROW(9) EXCLUDES CERTAIN
   SHARES *
                    X

11.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                    1.9%

12.TYPE OF REPORTING PERSON *

     Bankers Trust New York Corporation - HC
     Bankers Trust Company - BK
_________________________________

(*) REVISION TO SHARES INITIALLY REPORTED

              DISCLAIMER OF BENEFICIAL OWNERSHIP

     THE FILING OF THIS SCHEDULE G STATEMENT SHALL NOT BE CONSTRUED AS AN ADMISSION THAT BANKERS TRUST NEW YORK CORPORATION OR BANKERS TRUST COMPANY, AS TRUSTEE (THE "BANK") IS, FOR THE PURPOSE OF SECTION 13(g) OF THE SECURITIES AND EXCHANGE ACT OF 1934, OR FOR ANY OTHER PURPOSE, THE BENEFICIAL OWNER OF ALL SECURITIES COVERED BY THIS STATEMENT, AND THE BANK EXPRESSLY DISCLAIMS BENEFICIAL OWNERSHIP AS SET FORTH IN ITEM 4(a) HEREOF.

Item 1(a)    NAME OF ISSUER:

             Martin Marietta Corporation

Item 1(b)    ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

             6801 Rockledge Drive
             Bethesda, MD  20817

Item 2(a)    NAME OF PERSON FILING:

             Bankers Trust New York Corporation, and its wholly-owned subsidiary, Bankers Trust Company, as Trustee for various trusts, and employee benefit plans.

Item 2(b)    ADDRESS OF PRINCIPAL BUSINESS OFFICE:

             280 Park Avenue
             New York, New York  10017

Item 2(c)    CITIZENSHIP:

             Bankers Trust New York Corporation and Bankers Trust Company, as Trustee for various trusts, and employee benefit plans, are both corporations incorporated in the State of New York with their principal business offices located in New York.

Item 2(d)    TITLE OF CLASS OF SECURITIES:

             Common Stock (Par Value $1.00) of Martin Marietta
             Corporation, a Maryland corporation.

Item 2(e)    CUSIP NUMBER:

             572900108

Item 3       THE PERSON FILING IS A:

             For Bankers Trust New York Corporation,

      (g)    [X] Parent Holding Company, in accordance with
                 Section 240.13d-1(b)(ii)(G)

             For Bankers Trust Company,

      (b)    [X] Bank as defined in section 3(a)(6) of the Act.

Item 4       OWNERSHIP:

             (a)  Amount Beneficially Owned:

                  Bankers Trust Company, as Trustee for various
             trusts, and employee benefit plans (the "Bank"), was the beneficial owner as of December 31, 1993 of 1,833,155 shares of common stock. It was also the record owner of 6,146,097 shares held by the Bank as Trustee of the Martin Marietta Corporation SIP and PSP Savings Plans (the "Plan") with respect to which the bank disclaims beneficial ownership.
                  The Plan states that each Plan participant shall
             have the right to direct the manner in which shares of common stock shall be voted at all stockholders' meetings. The Department of Labor has expressed the view that, under certain circumstances, ERISA may require the Trustee to vote shares which are not allocated to participants' accounts and unvoted shares. Since, in the view of the Bank and Bankers Trust New York Corporation, such voting power is merely a residual power based upon the occurrence of an unlikely contingency and is not a sole or shared power to vote the securities, the Bank and Bankers Trust New York Corporation hereby disclaim beneficial ownership of such securities.

             (b)  PERCENT OF CLASS:

             The common stock described in Item 4(a) above as to which the Bank acknowledges beneficial ownership constitutes 1.9% of the Issuer's outstanding Common Stock. The Common Stock as to which the Bank disclaims beneficial ownership constitutes 6.4% (*) of the Issuer's outstanding Common Stock.

             (c)  Number of shares as to which the Bank has:
                     (i)  sole power to vote or to direct the
                          vote - 1,023,011

                    (ii)  shared power to vote or to direct the
                          vote - 0

                   (iii)  sole power to dispose or to direct the
                          disposition of - 1,833,155 (*)

                    (iv)  shared power to dispose or to direct
                         the disposition of - 0

Item 5       OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

             [X]

Item 6       OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF
             ANOTHER PERSON:

             The Issuer's Plan, and various trusts, and employee benefit plan for which the Bank serves as Trustee, have the right to receive and/or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

Item 7       IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY
             WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE
             PARENT HOLDING COMPANY:

             See Item 3 above.

Item 8       IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE
             GROUP:

             Not applicable.
_________________________________

(*) REVISION TO PERCENTAGE AND SHARES INITIALLY REPORTED

Item 9    NOTICE OF DISSOLUTION OF GROUP:

     Not Applicable

Item 10   CERTIFICATION:

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.


SIGNATURE:

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:       as of December 31, 1993

Signature:  Bankers Trust New York Corporation


              /s/James T. Byrne, Jr.
By:              James T. Byrne, Jr.
Title:             Secretary



Signature: Bankers Trust Company, as Trustee for various trusts, and employee benefit plans.


              /s/Don R. De Souza
By:              Don R. De Souza
Title:           Vice President